February 10, 2011

Re:	YPF Sociedad Anónima Registration Statement on Form F-3, Filed November 26, 2010, File No. 333-170848 Form 20-F for the Fiscal Year Ended December 31, 2009, Filed June 29, 2010, File No. 1-12102

H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Dear Mr. Schwall:

Thank you for your letter dated February 1, 2011 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the Registration Statement on Form F-3 filed with the SEC on November 26, 2010 (File No. 333-170848) (the “F-3”) and the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 20-F”) of YPF Sociedad Anónima (“YPF”, also referred to in this letter as the “Company” and “we”).

To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s February 1, 2011 comment letter in bold text in our responses set forth in Annex I.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

•	YPF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	YPF may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your time and cooperation in these matters, and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Buenos Aires at 54-11-5441-5531 or fax: 54-11-5441-2113; Diego De Vivo and Fernando Ros Redondo of Deloitte, our external auditors, at 54-11-4320-2700 (ext. 2221) and 34-915-14-50-00 (ext. 2631), or our counsel, Nicholas A. Kronfeld of Davis Polk & Wardwell LLP, at 212-450-4950 or fax: 212-701-5950.

Very truly yours,

/s/ Guillermo Reda
Guillermo Reda Chief Financial Officer

Annex I

Form 20-F for the Fiscal Year Ended December 31, 2009

Risk Factors, page 7

The oil and gas industry is subject to particular economic and operation risks, page 11

1.
We note your response to comment one from our letter dated December 22, 2010 and your response to comment one from our letter dated September 28, 2010. Please amend your disclosure to discuss your insurance coverage, limits, and exclusions as provided in your responses. Include the amounts of your insurance limits and deductibles.

We acknowledge the Staff’s comment and advise the Staff that we intend to file a current report on Form 6-K (the “Proposed 6-K”) that includes the disclosures set forth in the form attached as Exhibit A, providing, among other things, additional disclosure on our insurance coverage, limits, deductibles and exclusions, under “Item 1. Risk Factors—We may not have sufficient insurance to cover all the operating hazards that we are subject to” and “Item 2. Information on the Company—Insurance.”  We intend to incorporate the Proposed 6-K by reference into the F-3.

2.
In regards to the procedures applicable to the Neptune field consortium, please provide disclosure in your amendment to indicate how many of the contractors carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability.

We acknowledge the Staff’s comment and advise the Staff that we intend to provide additional information concerning insurance carried by Neptune contractors in the last paragraph of “Item 2. Information on the Company—Insurance—Gulf of Mexico operations” of the Proposed 6-K.

3.
We note your response to comment two from our letter dated December 22, 2010 and your response to comment two from our letter dated September 28, 2010. Include in your amendment a discussion of the remediation plans and procedures you have in place to deal with an oil spill or leak from one of your offshore operations. Please quantify the resources available to you under the agreement. Identify additional resources available to you should the resources provided by the agreement be insufficient to deal with an offshore spill or leak for which you are held liable. Quantify the resources you will need to provide in order to maintain and operate your Response Operations Centers.

We acknowledge the Staff’s comment and advise the Staff that we intend to provide information concerning the remediation plans and procedures we have in place to deal with an oil spill or leak from one of our offshore operations in the Proposed 6-K, under “Item 2. Information on the Company—Remediation Plans for our Offshore Operations.”  Information relating to resources available to us under the Inter-company agreement is provided in the last paragraph of “Item 2. Information on the Company—Remediation Plans for our Offshore Operations—Malvinas.”  Information relating to other resources available to us in the event that resources provided by the Inter-company agreement proved insufficient to deal with an offshore spill or leak for which we are held liable is provided in the first paragraph of “Item 2. Information on the Company—Remediation Plans for our Offshore Operations—Malvinas.”  In addition, we quantify the resources we will need to provide in order to maintain and

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operate our Response Operations Centers in the last paragraph of “Item 2. Information on the Company—Remediation Plans for our Offshore Operations—Malvinas” of the Proposed 6-K.

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Exhibit A
YPF Sociedad Anónima

i

Our legal name is YPF Sociedad Anónima and we conduct our business under the commercial name “YPF”.  As used in this report filed on Form 6-K, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies.  “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only.  “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified or the context otherwise requires.

We maintain our financial books and records and publish our financial statements in Argentine pesos.  Throughout this report filed on Form 6-K references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

ITEM 1.                      RISK FACTORS

Investing in our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, involves significant risks.  Before buying any securities, you should carefully read the discussion of material risks of investing in our Class D shares or ADSs in “Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”).  In addition, the following risk factors should be considered:

Our oil and natural gas reserves are estimates

Our oil and gas proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.  The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, some of which are beyond our control.  Factors susceptible to our control include drilling, testing and production after the date of the estimates, which may require substantial revisions to reserves estimates; the quality of available geological, technical and economic data used by us and our interpretation thereof; the production performance of our reservoirs and our recovery rates, both of which depend in significant part on available technologies as well as our ability to implement such technologies and the relevant know-how; the selection of third parties with which we enter into business; and the accuracy of our estimates of initial hydrocarbons in place, which may prove to be incorrect or require substantial revisions.  Factors mainly beyond our control include changes in prevailing oil and natural gas prices, which could have an effect on the quantities of our proved reserves (since the estimates of reserves are calculated under existing economic conditions when such estimates are made); changes in the prevailing tax rules, other government regulations and contractual conditions after the date estimates are made (which could make reserves no longer economically viable to exploit); and certain actions of third parties, including the operators of fields in which we have an interest.

As a result of the foregoing, measures of reserves are not precise and are subject to revision.  Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results by leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

We may not have sufficient insurance to cover all the operating hazards that we are subject to

As discussed under “—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters” in our 2009 Form 20-F, our exploration and production operations are subject to extensive economic, operational, regulatory and legal risks.  We maintain insurance covering us against certain risks inherent in the oil and gas industry in line with industry practice, including loss of or damage to property and equipment, control-of well incidents, loss of production or income incidents, removal of debris, sudden and accidental seepage pollution, contamination and clean up and third-party liability claims, including personal injury and loss of life, among other business risks.  However, our insurance coverage is subject to deductibles and limits that in certain cases may be materially exceeded by our liabilities.  In addition, certain of our insurance policies contain exclusions that could leave us with limited coverage in certain events (see “Information on the Company Update—Insurance”).  In addition, we may not be able to maintain adequate insurance at rates or on terms that we consider reasonable or acceptable or be able to obtain insurance against certain risks that materialize in the future.  If we experience an incident against which we are not insured, or the costs of which materially exceed our coverage, it could have a material adverse effect on our business, financial condition and results of operations.

ITEM 2.                      INFORMATION ON THE COMPANY

Insurance

The scope and coverage of the insurance policies and indemnification obligations discussed below are subject to change, and such policies are subject to cancellation in certain circumstances.  In addition, the indemnification provisions of certain of our drilling, maintenance and other services contracts may be subject to differing interpretations, and enforcement of those provisions may be limited by public policy and other considerations.  We may also be subject to potential liabilities for which we are not insured or in excess of our insurance coverage, including liabilities discussed in “Item 3. Risk Factors—The oil and gas industry is subject to particular economic and operational risks” and “—We may incur significant costs and liabilities related to environmental, health and safety matters” in our 2009 Form 20-F and “Item 1. Risk Factors—We may not have sufficient insurance to cover all the operating hazards that we are subject to.”

Argentine operations

We insure our operations against risks inherent in the oil and gas industry, including loss of or damage to property and our equipment, control-of-well incidents, loss of production or profits incidents, removal of debris, sudden and accidental pollution, damage and clean up and third-party claims, including personal injury and loss of life, among other business risks.  Our insurance policies are typically renewable annually and generally contain policy limits, exclusions and deductibles.

Our insurance policy covering our Argentine operations provides third party liability coverage up to U.S.$400 million per incident, with varying deductibles of between U.S.$0.1 million and U.S.$1 million, in each case depending on the type of incident.  Certain types of incidents, such as intentional pollution and gradual and progressive pollution, are excluded from the policy’s coverage.  The policy’s coverage extends to control-of-well incidents, defined as an unintended flow of drilling fluid, oil, gas or water from the well that cannot be contained by equipment on site, by increasing the weight of drilling fluid or by diverting the fluids safely into production.  Our policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.

Our insurance policy also covers physical loss or damage in respect of, but not limited to, onshore and offshore property of any kind and description (whether upstream or downstream), up to U.S.$1,000 million per incident, with varying deductibles of between U.S.$1 million and U.S.$6.75 million, including loss of production or profits with deductibles of 60 days for downstream operations with a minimum deductible of U.S.$20 million for upstream operations.

Argentine regulations require us to purchase from specialized insurance companies (Aseguradoras de Riesgos de Trabajo – ART) insurance covering the risk of personal injury and loss of life of our employees.  Our insurance policies cover medical expenses, lost wages and loss of life, in the amounts set forth in the applicable regulations.  These regulatory requirements also apply to all of our contractors.

We have adopted a position in agreements entered into with contractors that provide drilling services, well services or other services to our exploration and production operations (“E&P Services Agreements”), whereby contractors are generally responsible for indemnifying us to varying degrees for certain damages caused by their personnel and property above the drilling surface.  Similarly, we are generally responsible under our drilling contracts to indemnify our contractors for any damages caused by our personnel and property above the drilling surface.

We typically assume responsibility for indemnifying our contractors for any loss or liability resulting from damages caused below the surface provided that such damages below the surface have not been caused by the negligence of the contractor in which case the contractor shall be liable up to a limited amount agreed by the parties in the E&P Services Agreements.

E&P Services Agreements usually establish that contractors are responsible for pollution or contamination including clean-up costs and third party damages caused above the surface by the spill of substances under their control, provided that the damage has been caused by the negligence or willful misconduct of the contractor.  In the event of pollution or contamination produced below the surface, contractors shall also typically be liable for damages caused due to the contractor’s negligence or willful misconduct.  However, in this last case the damages are also usually limited to an amount agreed upon by the parties in the E&P Services Agreement.

We are also partners in several joint ventures and projects that are not operated by us.  Contractual provisions, as well as our obligations arising from each agreement, can vary.  In certain cases, insurance coverage is provided by the insurance policy entered into by the operator, while in others, our risks are covered by our insurance policy covering our Argentine operations.  In addition, in certain cases we may contract insurance covering specific incidents or damages which are not provided for in the operator’s insurance policy.  We also retain the risk for liability not indemnified by the field or rig operator in excess of our insurance coverage.

With respect to downstream servicing contracts, contractors are usually responsible for damages to their own personnel and caused by them to third parties and they typically indemnify us for damages to equipment.  A mutual hold-harmless provision for indirect damages such as those resulting from loss of use or loss of profits is normally included.

Gulf of Mexico operations

Our operations in the Gulf of Mexico currently include only our 15% working interest, through our subsidiary Maxus U.S.  Exploration Company, in the Neptune field, which is operated by BHP Billiton.  Our Gulf of Mexico operations are insured under a policy similar to that described above for our Argentine properties, with certain differences that are addressed below.

Our Gulf of Mexico operations insurance policy provides coverage for property damage, operator’s extra expenses, loss of production and third party liability, subject to certain customary exclusions such as property damage resulting from wear and tear and gradual deterioration.  The following limits and deductibles are applicable to our insurance coverage:

•
Physical loss or damage to owned property and equipment is limited to U.S.$772 million (100%), with deductibles ranging from U.S.$0.75 million (100%) to U.S.$1.25 million (100%), and U.S.$10 million (100%) in respect of windstorms;

•	Loss of production is covered up to a limit of U.S.$35 million (15%) with a deductible of 60 days of production (90 days in respect of windstorms);

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Coverage for operator’s extra expenses is subject to a limit of U.S.$250 million (100%) per incident, with a U.S.$1 million deductible (100%) (U.S.$10 million (100%) in respect of incidents related to windstorms).  Our control-of-well insurance mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire and excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence).  For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.

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Third party liability coverage arising from personal injury and loss of life, which extends to our employees, contractors and unaffiliated third party individuals, is limited to U.S.$266 million (100%), with a deductible of U.S.$66.7 thousand (100%).

According to the procedures applicable to the Neptune field consortium, its operator shall use its best efforts to require contractors to carry insurance coverage for worker compensation, employers liability, commercial general liability and automobile liability.  To our knowledge, based solely on inquiries made to the operator, this policy is applicable to all contracts and a majority of contractors carry such insurance.  Contractors providing aircraft and watercraft are required to provide further insurance cover relevant to this activity.  In addition, our own insurance policy covers risks of physical loss or damage incurred as a result of negligence by any contractor to supplies and equipment of every kind and description incidental to our operations, including, among others, materials, equipment, machinery, outfit and consumables, in each case as defined in our insurance contract and with the deductibles and exclusions specified therein.  The consortium or operator, as applicable, is responsible for indemnifying a contractor for damages caused by its personnel and property.  The operator or consortium, as applicable, is also responsible for indemnifying contractors for certain losses and liabilities resulting from pollution or contamination.

Remediation Plans for our Offshore Operations

The offshore fields operated by us as well as those in which we have a working interest have in place a Health, Safety, Environmental and Community (“HSEC”) management plan to address risks associated with the project.  In addition, all drilling projects that we operate or in which we have a working interest have in place an Emergency Response Plan (“ERP”), including response plans for oil spills.

The HSEC management plans in place at facilities operated by us include ERPs for an oil spill or leak, and these ERPs are regularly assessed for adequacy in light of available information and technical developments.  We review our HSEC management plans for our drilling projects on a regular basis to seek to ensure that appropriate measures are in place for every phase of the project.

Malvinas

We are currently in the planning stage for a deep water project named Malvinas, located in blocks CAA40/CAA46 and situated in Argentinean waters.  Our HSEC management plan for this project includes an ERP for an oil spill.  We also have in place an Oil Spill Response Plan (OSRP) the priority of which is to protect human health and the environment in the event of an oil spill or leak.  The OSRP sets forth the response measures, assignment of responsibilities and resources available in the case of an oil spill or leak, and seeks to minimize its impact by establishing control, containment, clean up and recovery procedures, as well as restitution and mitigation procedures to the extent applicable.  The overall clean up and recovery procedures would be managed by an Argentine company contracted by us and authorized by the relevant government authority.  The OSRP uses the tiered response concept, in which spills are classified as Tier I spills (small spills close to the offshore operation that generally require only on site resources), Tier II spills (larger spills that generally require resources and assistance from other oil industry operators) and Tier III spills (very large spills with serious consequences that generally require substantial additional resources and assistance).  A multipurpose supply vessel (MSV) is available exclusively for this project, which, in the event of a Tier I or Tier II spill, will operate with a supporting vessel (a platform supply vessel (PSV) or an anchor handling towing supply vessel (AHTS)).  Such vessels are equipped with rapid deployment marine booms, absorbent materials, dispersants, skimmers, fast tanks, floats, fences and barriers, among other materials, as well as qualified personnel.  Pursuant to the contract entered into with the aforementioned Argentine company, in the case of a Tier II or Tier III spill, we would be entitled to the use of additional resources of such company, located in different sites in Argentina, and including vessels, containment booms, sorbents, dispersants, collectors, pumps, and containers.  In addition, the Argentine company we have contracted is a party to an agreement with the Argentine Public Airlines (Líneas Aéreas del Estado, or LADE ), pursuant to which it would have priority in the use of the Hércules aircrafts of the Argentine Air Force in the event of an emergency scenario.

In addition to the above, our remediation efforts would be supported by the companies which are parties to the “Inter-company agreement,” which was entered into by several oil companies and pursuant to which they have committed to cooperate in case of oil spills or environmental damage in Argentinean waters.  Each of the parties to the “Inter-company agreement” has undertaken to maintain and operate a number of Response Operations Centers, or ROCs, each of which is required to be furnished with the equipment and materials detailed in the agreement.  There are a total of 14 ROCs, six of which are operated by the Company.  As provided in the agreement, the equipment distributed among the ROCs includes 16,945 meters of containment booms (5,135 meters of which are located in our ROCs), 18,900 meters of absorbent booms (8,700 meters of which are located in our ROCs), 307 tanks of dispersants (27 of which are located in our ROCs), 94 collectors (38 of which are located in our ROCs), 38 pumps (14 of which are located in our ROCs), and several containers, among others, shall be available to any of the signing parties at their request.  The operator of each ROC is responsible for the maintenance of its equipment, and is committed to provide the requesting party with nautical support in the area.  In addition, at each of these ROCs the operator must maintain personnel adequately trained to take action in case of a spill.  The requesting party is responsible for the replacement of the equipment in operative conditions after making use of it, as well as for the related operation costs.

Neptune

Under the Neptune Joint Operating Agreement, the operator of the field is required to maintain an HSEC management plan based on health and safety rules agreed upon between the operator and the non-operators.  As a non-operator, we are entitled to review the operator’s safety and environmental management systems for compliance with the HSEC management plan, but we do not have direct control over the measures taken by the field operator to remedy any particular spill or leak.  The operator of the field is required to notify all non-operators, including us, in writing of any spill greater than 50 barrels, among other incidents.

The HSEC management plan for Neptune, which is maintained by the operator of the field, includes the following critical elements and procedures:

•	Emergency Shutdown (ESD) System

•	Fire Detection System

•	Combustible Gas Detection System

•	Ventilation Systems (Mechanical)

•	Spill/Leak Containment Systems

•	Vent/Flare System

•	Subsea Well Control System

•	Temporary Refuge

•	Escape Water Craft

•	Critical Power Systems (including electric, pneumatic, hydraulic)

•	Emergency Communication Systems

•	Hull Ballast Systems

•	Hull Tendons

•	Riser Hang-off Components

•	Design HSE Case Critical Procedures

•	Emergency Shutdown (ESD) Procedures

•	Evacuation Procedures

•	Dire Fighting Procedures

•	Helideck Operations Procedures

•	Emergency Response Procedures

Additionally, the operator’s Emergency, Preparedness and Response procedures include teams that generally are on call 24 hours a day, 7 days a week and are summoned based on the severity level of the emergency (1-low up to 7-extreme) through a third party London based emergency dispatcher.  The operator’s teams include the following:

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Fire and Safety Team (FAST) Site Response (Level 1 to 2 severity): Provides initial on-scene response and incident containment in the operator’s tower building including evacuation, first aid, CPR, search and rescue.

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Incident Management Team (IMT)—Asset/Local Response (Level 2 to 5 severity): Provides tactical, operational, HSEC, planning, logistical and regulatory notification support and other technical expertise.  An Incident Management Center is established for the IMT in one room of the operator building in Houston.  The IMT is also supported by a drilling-specific team from the World Wide Drilling group for any incidents during drilling and completions activities.

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Emergency Management Team (EMT)—Petroleum/Asset Response (Level 3 to 5 severity): Provides support to the IMT with emphasis on strategic issues affecting the Asset and Petroleum including internal and external stakeholder management, financial, legal, and communication support.  An Emergency Management Room for the EMT is established in one room of the operator’s building in Houston.

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Crisis Management Team (CMT)—Operator Response (Levels 5 to 7 severity): Provides support to the EMT with emphasis on strategic issues affecting the operator including communications with stakeholders at senior levels.

•
External Response Organizations: Summoned for any severity level based on needs assessed by the IMT, EMT or CMT.  Includes government response groups and external oil spill response organizations and emergency management consultants.

The HSEC management plan is administered by a leading oil field services contractor contracted by the operator and includes a plan of action in the event of a spill or leak.

ITEM 3.                      RECENT DEVELOPMENTS

Exploration and Production Development Program 2010/2014 Results

In December 2010, after drilling 4 tight gas exploration wells in the south of the Loma La Lata field, in the Neuquén province, we verified the existence of what we believe to be a significant amount of non conventional gas resources.  However, as of the date hereof, no proved reserves have been recognized for the related project.  In addition, as part of the exploratory activities that we are carrying out in our shale gas and shale oil fields in the province of Neuquén, we have drilled two exploration wells in the Vaca Muerta formation, which we believe has similar conditions to productive basins in the United States.  We have also been able to reverse the downward trend in our crude oil production in 2010, according to our preliminary production figures for such year.

Reserves Audits

In 2009, Gaffney, Cline & Associates Inc. audited the areas not operated by YPF in the Austral, Golfo San Jorge, Neuquina and Noroeste basins.  All these third party audits were performed, as of September 30, 2009 on fields which, in our estimates as of such date, contained proved reserves of 242 mmboe in the aggregate (39 mmboe of which were undeveloped), and cumulatively covered 21% of our proved reserves and 17.34% of our aggregate proved undeveloped reserves in Argentina as of that date.  We have recently obtained a revised report of our third-party petroleum engineering firm, Gaffney, Cline & Associates Inc, which reflects revisions made in response to comments we received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission in connection with the staff’s review of the reserves audit report originally filed with the SEC as an exhibit to our 2009 Form 20-F.  A copy of such revised reserves audit report is filed as an Exhibit to this report on Form 6-K.

Our Reserves Control Director and Quality Reserves Coordinator, Aquiles Rattia, is responsible for overlooking reserves audits performed by third party engineers.  Our current Reserves Control Director has over 30 years of experience in reservoir-engineering, geology and geophysics, reserves estimates, project development, finance and general accounting regulation and with well-rounded exposure to international operations. Over the past three years, he has been responsible for supervision over YPF’s governance and compliance procedures in respect of reserves estimates.  He is an active member of the Society of Petroleum Engineers (SPE) and serves on its Editorial Committee for Reservoir Engineering and Evaluation.  In addition, he holds a petroleum engineering degree from Universidad Central de Venezuela, MSc and PhD degrees in petroleum engineering from Pennsylvania State University in the United States, and an MBA from Instituto de Estudios Avanzado de Administración in Venezuela.